Mail Stop 3010

September 17, 2009

VIA U.S. MAIL and FAX (212) 793-1986

Jerry Pascucci
President & Director
Citigroup AAA Energy Fund LP II
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

Re: Citigroup AAA Energy Fund LP II
Form 10-K for Fiscal Year Ended
December 31, 2008
Filed March 31, 2009
File No. 000-50272

Dear Mr. Pacucci:

    We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1. Business, page 1

1. We note your reference on page 1 to the Energy Program-Futures and Swaps, your
    advisor's proprietary trading program, and your statement on page 20 that your
    advisor generally bases its trading decisions on "fundamental" factors, namely
    supply and demand. Please tell us whether the trading system is discretionary or
    systematic and discuss whether there have been any changes in the trading system
    over the past year. Confirm that you will provide similar disclosure in your future
    filings.

2. Please describe to us the regulatory provisions applicable to your business. Discuss
    any position limits that the CFTC imposes on related agricultural products and those
    that may be imposed on energy commodities. Describe any additional position
    limits imposed by the exchanges. Please disclose any related risks in the Risk
    Factors section. Confirm that you will provide similar disclosure in future filings.

Item 1A. Risk Factors, page 3

3. We note your disclosure on page 3 that certain pending legislation, if enacted, could
    limit trading by speculators in futures markets and that other potentially adverse
    regulatory initiatives could develop suddenly and without notice. Please provide us
    with a more specific description of any current or proposed limits and discuss how
    such limits would impact your trading strategy. Confirm that you will provide
    similar disclosure in your future filings.

Selected Financial Data, page 19

4. Please disclose net asset value on a per unit basis for each period presented.

Management's Discussion and Analysis of Financial Condition…, page 19

5. Please provide us a detailed description of your asset allocation as of the fiscal year
    end. Confirm that you will provide similar disclosure in your future filings.

Liquidity, page 20

6. Please tell us whether you have been subject to margin calls. If so, quantify the
    amount of such margin calls in your most recent three fiscal years and confirm that
    you will provide similar disclosure, as applicable, in your future filings.

Capital Resources, page 22

7.   Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Results of Operations, page 23

8.   To the extent that changes in net asset value reflect material changes in interest income, please describe to us the impact and reasons for changes in your interest income. Confirm that you will provide similar disclosure in future filings.

Financial Statements

Statements of Income and Expenses, page F-8

9.   Please tell us how you determined your allocation to your special limited partner was a capital transaction as opposed to an expense. In addition, please tell us why you believe it was necessary to present this allocation as a separate line item after Net income (loss) before allocation to Special Limited Partner. Within your response, please reference the authoritative accounting literature management relied upon.

Part III, page 31

Item 10. Directors, Executive Officers and Corporate Governance, page 31

10.   In future filings, please revise to provide Item 401 disclosure for the executive officers and directors of your General Partner. Please supplementally provide us your proposed disclosure. In addition, please revise Item 12 to disclose the shares beneficially owned by these individuals, as required by Item 403 of Regulation S-K.

Part IV, page 32

Item 15. Exhibits, Financial Statement Schedules, page 32

11.   We note that you incorporate some of your exhibits by reference by indicating that the documents were "previously filed." In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K. Please also supplementally provide us with this information for all material contracts that are included as exhibits to this Form 10-K.

Signatures, page 33

12.   Please revise to identify your principal accounting officer or controller.

Form 10-Q for the quarter ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

13.   The required certifications must be in the exact form prescribed and the wording
       of the required certifications may not be changed in any respect. We note, in
       paragraph 4(d), you omitted the parenthetical: "(The registrant's fourth fiscal
       quarter in the case of an annual report)." In future filings please ensure that the
       certifications are in the exact form currently set forth in Item 601(b)(31) of
       Regulation S-K.

                                    *   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Kevin Woody
Branch Chief